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       Snap-on Incorporated to Acquire Hein-Werner for $12.60 per Share


     KENOSHA, Wisconsin April 28, 1998--Snap-on Incorporated (NYSE:SNA) and Hein-Werner Corporation (ASE:HNW) of Waukesha, WI, jointly announced today that the two companies have signed a definitive merger agreement pursuant to which Snap-on will acquire all of the outstanding common stock of Hein-Werner at a price of $12.60 per share in cash, representing a transaction value of approximately $36 million. The transaction has been approved unanimously by the Boards of Directors of both companies.

     Under the terms of the merger agreement, a subsidiary of Snap-on will promptly commence a tender offer for all outstanding shares of Hein-Werner stock at a net price of $12.60 per share in cash. Such subsidiary also entered into an option to purchase from Hein-Werner newly issued shares at the offer price in an amount that, together with the shares owned by Snap-on and its affiliates immediately after the tender offer, represents at least 90 percent of the outstanding shares of Hein-Werner on a fully diluted basis. The option becomes exercisable upon the closing of the tender offer. Any shares not purchased pursuant to the tender offer or such option will be acquired in a subsequent merger at a price of $12.60 per share in cash as soon as practicable after completion of the tender offer.

     Completion of the tender offer is subject to customary conditions, including the acquisition by Snap-on of 66-2/3rds percent of Hein-Werner common shares on a fully-diluted basis (without giving effect to the stock purchase agreement described above), receipt of necessary governmental approvals and the expiration of applicable waiting periods under the Hart-Scott-Rodino Act. The merger agreement is not subject to a financing contingency.

     "The proposed transaction is an excellent strategic fit," said Robert A. Cornog, Snap-on Incorporated chairman, president and chief executive officer. "It offers compelling synergies to Snap-on, and provides fair value to Hein-Werner shareholders. Hein-Werner markets collision repair products that employ state-of-the-art technology. In addition, the company has excellent relationships with vehicle manufacturers and enjoys a strong international presence, with approximately half of its revenues generated outside the United States. Hein-Werner would complement Snap-on's recent acquisition of NuTech Industries, Inc. (Brewco) in the area of collision repair technology."

     "We think the agreement benefits both Hein-Werner and Snap-on," said Joseph L. Dindorf, president and chief executive officer of Hein-Werner. "I am personally committed to contributing to the success of Snap-on's collision repair businesses, and Hein-Werner's management is looking forward to being part of the Snap-on team as together we pursue exciting new growth opportunities."

     Credit Suisse First Boston Corporation acted as Hein-Werner's financial advisor in connection with transaction.

     Snap-on Incorporated is a $1.7 billion leading global developer, manufacturer, and distributor of tool and equipment solutions for professional technicians, motor service shop owners, specialty repair centers, origianl equipment manufacturers, and industrial tool users worldwide. Product lines include hand and power tools, diagnostics and shop equipment, tool storage products, diagnostics software, and other solutions for the automotive service industry.

     CONTACT: Media contact: or Investor relations contact:
                           Richard Secor Lynn McHugh
                           414/656-5561  414/656/6488